FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2003
Commission File Number 1-12838

Bema Gold Corporation
(Translation of registrant’s name into English)

Suite 3100, 595 Burrard Street
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation

Dated:	July 2, 2003	By:	/s/ “Roger Richer”

Roger Richer
Vice President, Administration, General
Counsel, Secretary

BEMA GOLD CORPORATION

News Release
High Grade Drill Results from the Kupol Property, Russia

July 2, 2003	FOR IMMEDIATE RELEASE

Bema Gold Corporation ("Bema”) announces the first drill results from the Kupol Property in Chukotka, Far East Russia. A total of 43 holes totaling 5630 metres, have been drilled on the property to date. Forty-two of the drill holes have intersected the mineralized epithermal vein system, which now extends over 2 kilometres of strike length and to a depth of at least 250 metres. The system remains open along strike to the north and south, and to depth.

Assay results have been received for the first 16 holes which have been drilled along 1600 metres of strike length and to varying depths with the deepest holes being approximately 250 metres. Some of the highlights are: hole 4 which intersected 29.90 metres averaging 27.97 grams per tonne (g/t) gold and 220.9 g/t silver; hole 7 which intersected 15.50 metres averaging 43.76 g/t gold and 441.18 g/t silver and hole 9 which intersected 18.30 metres averaging 65.05 g/t gold and 1021.27 g/t silver.

Detailed assay results are summarized below. Drill hole locations, a summary of Bema’s lab procedures and QAQC (Quality Assurance Quality Control) are on the last page.

Hole#	Interval (metres)	Length (metres)	Au g/t	Ag g/t

KP03-01 Includes	6.20- 15.70 7.50 - 11.35	9.50 3.85	23.45 50.98	184.24 405.92
KP03-02 Includes	10.70- 18.40 10.70 - 15.30	7.70 4.60	27.04 39.92	580.54 912.26
KP03-03 Includes	152.00- 167.10 158.60 - 163.75	15.10 5.15	14.73 27.05	180.44 343.44
KP03-04 Includes	148.3- 178.20 162.60- 175.70	29.90 13.10	27.97 56.99	220.9 445.24
KP03-05 Includes	173.55- 186.00 176.90- 183.20	12.45 6.30	20.85 35.05	318.99 595.69
KP03-06 Includes	230.60- 243.45 238.00- 241.00	12.85 3.00	36.43 87.69	370.67 709.53
KP03-07 Includes	14.90- 30.40 21.30- 27.40	15.50 6.10	43.76 61.17	441.18 496.80
KP03-08	308.4-313.0	4.60	14.07	111.37
KP03-09 Includes	102.50- 120.80 113.0-117.00	18.30 4.00	65.05 143.75	1021.27 1984.13
KP03-10	23.10- 24.10	1.00	5.50	29.40
KP03-11 Includes	148.90- 172.70 157.40- 164.20	23.80 6.80	27.04 50.87	426.49 1063.14
KP03-12	14.20- 21.00	6.80	25.72	344.71
KP03-13	41.90- 43.75	1.85	8.51	62.09
KP03-14	111.85-114.65	2.8	3.51	37.98
KP03-15	26.45- 37.60	11.15	36.67	268.11
KP03-16	23.80- 31.80	8.00	18.08	65.36

These results have confirmed the high grade trenching and drilling results from earlier Russian exploration, and have significantly increased the strike length and depth of the mineralized vein system beyond the area of the previous drilling. The previous exploration drilling within the mineralized vein system consisted of 20 diamond drill holes totaling approximately 2,500 metres along 400 metres of strike length to an average depth of 100 metres. Based on this previous drilling, a Russian C-1/C-2 reserve* was calculated at 780,000 tonnes containing 835,000 ounces of gold and 9,350,000 ounces of silver with an average grade of 33.3 g/t gold and 372.8 g/t silver.

Drilling is ongoing at Kupol with two Canadian and two Russian drill rigs. A total of 26,000 metres of drilling is budgeted in the 2003 exploration program and more assay results will be released as available.

The Kupol Project is a joint venture between Bema and the Government of Chukotka. Bema has the option to purchase a 75% interest in the property from the government.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information on Bema Gold and the remaining drill results please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

* C1/C2 reserve is the Russian equivalent of a probable reserve however Bema has compared this calculation to an inferred resource in previous disclosure

The following table shows the location of the drill holes:

Hole ID	x	y	Elevation	Length	Section	Azimuth	Dip
KP03-001	29436362.6	7411833.91	645.3	34.97	1825N	270	-55
KP03-002	29436355.56	7412597.61	654.35	37.82	2600N	270	-55
KP03-003	29436488.52	7411889.59	648.87	178.61	1900N	270	-53
KP03-004	29436480.77	7411989.23	655.21	184.82	2000N	270	-59
KP03-005	29436488.52	7411889.59	648.87	285.93	1890N	270	-67
KP03-006	29436549.44	7411990.17	652.37	273.21	2000N	270	-55
KP03-007	29436350.4	7411683.46	611.28	72.54	1685N	270	-53
KP03-008	29436550.05	7411990.17	652.37	370.33	2000N	270	-69
KP03-009	29436403.86	7411682.16	609.2	196.8	1675N	270	-55
KP03-010	29436252.05	7411265.85	559.04	50.8	1275N	270	-55
KP03-011	29436404.44	7411682.16	609.2	132.6	1675N	270	-69
KP03-012	29436317.71	7412920.75	631.78	49	2900N	270	-55
KP03-013	29436201.25	7411300.08	574.01	67	1300N	270	-55
KP03-014	29436478.92	7412277.39	653.11	160.63	2275N	267	-55
KP03-015	29436363.86	7411744.11	623.03	62.48	1735N	270	-55
KP03-016	29436303	7411450	578	102.8	1450N	280	-55

Bema has installed an on site preparation and fire assay laboratory due to the project's remote location. The lab is managed by an experienced Russian fire assayer and overseen by an independent consultant. Bema has also retained Smee and Associates Consulting Ltd. to ensure the lab is operated to the level of North American standards and that a comprehensive quality control program is run by the lab. The Kupol lab is operated as an independent lab and no Bema personnel are permitted unsupervised access. Drill samples have been prepped on site under the supervision of the independent North American consultant and reviewed on site by Barry Smee who visited the site during lab start-up. Samples are crushed in two passes within a jaw crusher to 80 % passing 2 mm. Approximately 1000 grams are split off the coarse crush and pulverized to 95 % passing 150 mesh. A 200 gram pulverized sample is split and packaged for the analytical lab.

Due to initial problems with the fire assay furnace on site, samples from the first 16 drill holes have been assayed at the Julietta Mine site laboratory. In addition duplicate pulp samples from the first 5 holes are being asssayed in Vancouver by Assayers Labs. All results released in this news release have been validated by our Quality Control Program (QC) which has been designed in concert with Smee and Associates to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling. Tom Garagan, Vice President of Exploration, is the Qualified Person for this exploration project.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.